November 18, 2009

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention:	John L. Krug, Senior Counsel
Division of Corporation Finance

Re:	Opexa Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-163108

Ladies and Gentlemen:

We refer to the letter of Jeffrey Riedler, Assistant Director, dated November 17, 2009 which sets forth a comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form S-3 (the “Registration Statement”) of Opexa Therapeutics, Inc. (the “Company” or the “Registrant”) filed on November 13, 2009. Please find our response to the Staff’s comment below. For your convenience, we have copied the Staff’s comment immediately preceding our response thereto.

Where You Can Find More Information, page 18

1.	Please amend your filing to specifically incorporate by reference your Form 8-K filed November 5, 2009.

Response:

We have amended the Registration Statement to specifically incorporate by reference the Form 8-K filed November 5, 2009 as requested.

Securities and Exchange Commission

November 18, 2009

We believe the foregoing provides a complete response to the Staff comment letter, and we have concurrently submitted a request for acceleration of the effective date of the pending Registration Statement. If you have any questions regarding this response, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ NEIL K. WARMA
Neil K. Warma
President and Chief Executive Officer

cc:	David Jorden, Audit Committee Chair
Pillsbury Winthrop Shaw Pittman LLP